82-4856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3   Tel: 604-684-4100   Fax: 604-684-5854
Website: www.africanmetals.com   E-mail: info@africanmetals.com


03003064

December 23, 2002

SUPPL

03 JAN 10 AM 11: 17

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 23, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3   Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com   E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

December 23, 2002
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces the Granting of Options

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to announce the granting of stock options to purchase 160,000 shares in the Company's stock at $0.20 per share. The options have a term of 5 years and will be issued to consultants, directors, officers and employees subject to the stock option plan recently adopted by the Company and approved by shareholders at the Company's most recent Annual General Meeting. The issuance of the stock options as well as the plan, is subject to the approval of the TSX Venture Exchange.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION**

_____"Signed"_____
Willis W. Osborne
President & Director